UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT
Pursuant Regulation A of the Securities Act of 1933

March 12, 2020
(Date of Report (Date of earliest event reported))

Jamestown Invest 1, LLC
(Exact name of issuer as specified in its charter)

Delaware	83-1529368
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

675 Ponce de Leon Ave NE, 7th Floor, Atlanta, GA	30308
(Address of principal executive offices)	(ZIP Code)

(404) 490-4950
(Issuer’s telephone number, including area code)

Common Shares
(Title of each class of securities issued pursuant to Regulation A)

Item 1. Fundamental Changes.
Property Acquisition
On March 12, 2020, Jamestown Invest 1, LLC (the “Company,” “we,” “our”, “us”) acquired a 51% controlling interest in a joint venture that owns a historic five-building, 80,000 square foot boutique creative office campus in Atlanta, Georgia, known as Southern Dairies (“Dairies” or the “Property”). We acquired our 51% controlling interest in JT Invest 1 Dairies, LLC (the “Dairies JV”), which owns the Property, from Jamestown, L.P. (“Jamestown”), our sponsor. Jamestown purchased the Property for cash in October 2019 for a total acquisition cost of $34,727,833 with the intention of warehousing the investment for our benefit. The purchase price of our 51% interest is $7,279,065, which is equal to 51% of the Gross Cost Basis of $35,553,188, or $18,132,127, less 51% of the mortgage debt of $21,280,513, or $10,853,062. Gross Cost Basis is Jamestown’s total acquisition cost of $34,727,833, additional leasing and capital costs invested in the Property to date of $40,513, mortgage closing costs of $531,527, and current net assets at the Dairies JV and property-level of $253,315. Jamestown remains our partner in the Dairies JV, retaining the remaining 49% minority interest.
The Property was originally built in the 1920s with several additions through the 1960s as a dairy distribution plant and linen manufacturing facility. The plant stayed in operations until the Property’s conversion to creative office in 1998. It is listed on the National Register of Historic Places. The Property’s loft office building, home to media companies and architecture firms, will be integrated into Jamestown’s Ponce City Market campus, owned by an affiliate of Jamestown and located directly across the street from the Property.
The Property is 91% leased to 11 tenants with a highly diversified rent roll and a weighted average lease term of 2.4 years. The Property will undergo a rebranding and repositioning, including landscaping, new public murals, wayfinding, updated office suites and parking upgrades in an effort to attract sought after tenants. We believe that the majority of the in-place leases are significantly below market, and with approximately 30% of the square footage of the Property expiring in 2020, we believe there is a unique opportunity to update the suites and re-lease them at current market rents.
We believe the Property is poised to benefit from the growth of the Old 4th Ward submarket of Atlanta and the ongoing expansion of the adjacent BeltLine. We further believe incorporating Southern Dairies within the Ponce City Market campus will allow Jamestown to drive revenue by providing a best-in-class creative office environment and amenity package. We also intend to pursue operational efficiencies within the Ponce City Market campus to help reduce expenses and create other synergistic opportunities. Investors should note that an investment in Jamestown Invest 1, LLC does not constitute an investment in Ponce City Market.
Southern Dairies is indicative of Jamestown’s larger strategy for us, choosing a portfolio of value-add properties that can be repositioned or improved on behalf of investors and support Jamestown’s mission of placemaking and innovation.
At the time of acquisition on March 12, 2020, the Dairies JV entity was financed with a senior mortgage from US Bank. The initial principal balance was $21,240,000, or 60% loan-to-cost at acquisition, plus $40,513 which was disbursed at closing to reimburse for capital expenditures incurred through loan closing. The loan commitment includes future proceeds availability of $4,577,000 (or $4,536,487 remaining following the initial disbursement) to be used to fund leasing and capital costs over the five-year term of the loan. We anticipate that the loan-to-value will be below 60% upon stabilization. The loan carries a floating interest rate of 30-day LIBOR plus 1.55% and we have entered into an interest rate hedge to lock in a fixed rate of 2.71% over the full term of the loan for the amount of the initial principal balance of $21,240,000. The interest rate hedge reduces our interest rate risk and allows for the expansion of free cash flow from the Property. Further for our benefit, Jamestown provided a limited recourse guarantee to achieve more competitive loan terms for the Dairies JV, while allowing us to avoid recourse risk.
Joint Venture Agreement
On March 12, 2020, we entered into a Joint Venture Agreement (“JV Agreement”) and acquired a 51% controlling interest in the Dairies JV for $7,297,065, as described above. Our sponsor, Jamestown, retains ownership of the remaining 49% interest in the Dairies JV. We believe the terms of the JV Agreement are favorable to us, providing sole discretion over decision rights such as the management and disposition of the Property.
We may seek to acquire additional interests in the Dairies JV at a later date, but we will place an emphasis on diversifying our portfolio with other investments in-line with our Investment Strategy.

Item 9. Other Events.
Investment Strategy – Target Returns
Our Manager has elected to amend the Target Returns previously stated in our initial Offering Circular in light of the execution of material agreements, such as the acquisition of the controlling interest in the Dairies JV, financing agreements, and our outlook on future investment opportunities. The restated Target Returns are as follows:
We intend to acquire investments that may produce a 2.0x equity multiple (approximately an 11%-15% internal rate of return) on a gross property-level basis over a projected 5-7 year hold period, before reduction for fees payable to our Manager or its affiliates, with the objective of providing over our term a total net return of 1.7x equity multiple (approximately an 8%-12% internal rate of return) on our invested capital, after reduction for fees payable to our Manager or its affiliates and taking into account anticipated distributions over the term of the Company upon stabilization of our investments. There can be no assurance that these returns can or will be achieved.
We believe distributions may commence in the first half of 2022, subject to the actual timing of capital expenditures and lease-up of our investments.
Statements regarding target returns, forecasts and projections that are not historical facts are based on our current expectations, estimates, projections, opinions and beliefs. Such statements involve a number of known and unknown risks, uncertainties and other factors, and rely on a number of economic and financial variables and are inherently speculative. There is no assurance that we will be able to meet these objectives or make annual distributions in any amount or that shareholders will receive a return of their capital. Accordingly, actual results may differ materially from those reflected or contemplated in such forward-looking statements. Investors are cautioned not to place undue reliance on any forward-looking statements included herein. Target returns are based on a number of assumptions related to the market factors relevant to the proposed investment strategy, including, but not limited to, interest rates, capitalization rates, supply and demand trends, acquisition and/or disposition activity and the terms and costs of debt financing. While Jamestown believes these assumptions to be reasonable, there can be no guarantee that any of these assumptions will prove to be correct, that we will be successful in implementing our investment strategy, that target returns or annual distribution yields will be realized, or that investors will receive a return of their capital. Investing in our common shares is speculative and involves substantial risks. Important risk factors are set forth in the section entitled “Risk Factors” in the Company’s Offering Circular, as such factors may be updated from time to time in the Company’s subsequent filings with the Commission, which are accessible on the Commission’s website at www.sec.gov, and should be considered carefully by prospective investors.
Appointment to the Investment Committee of Our Manager
On March 13, 2020, our board of managers (the “Board”) voted to appoint Shak Presswala to the Investment Committee of our Manager. Shak Presswala is a Managing Director and Head of Capital Markets for Jamestown. Mr. Presswala oversees financing and dispositions activity for the company and serves as an Investment Committee member for Jamestown’s open-end core fund, the Premier Property Fund, and the firm’s closed-end funds. Mr. Presswala joined Jamestown in 2006 as a Senior Associate in Acquisitions and has served in a number of capacities with the company, most recently as Co-Chief Investment Officer, as well as roles in Acquisitions, Asset Management, and Capital Markets. He began his career as a corporate investment banking analyst at SunTrust Robinson Humphrey, later moving into real estate with Wells Real Estate Funds where he worked in Acquisitions. After Wells Real Estate Funds, Mr. Presswala joined WestWind Capital Partners, then-advisor to the Kan-Am Funds, as an Acquisitions Associate prior to joining Jamestown. He is affiliated with the Association of Foreign Investors in Real Estate, the Atlanta Society of Financial Analysts, the Urban Land Institute, and the National Association of Office & Industrial Properties. Mr. Presswala earned the Chartered Financial Analyst designation from the CFA Institute and received a Bachelor of Arts in Economics with a minor in Finance from Vanderbilt University.
Valuation Policy
We are amending our Valuation Policy to remove the following language:
We will amortize asset acquisition costs over the duration of the real estate asset. In the instances of assets with uncertain durations, we will amortize asset acquisition costs over five years.

Item 10. Exhibits.
6.1Membership Interest Purchase Agreement between Jamestown, L.P. and Jamestown Invest 1, OP, L.P. dated March 12, 2020.
6.2Amended and Restated Limited Liability Company Agreement of JT Invest 1 Dairies, LLC between Jamestown Invest 1 OP, L.P. and Jamestown, L.P. dated March 12, 2020

SIGNATURES
Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jamestown Invest 1, LLC
By:	/s/ Matt Bronfman
Name:	Matt Bronfman
Title:	Chief Executive Officer

Date:	March 16, 2020

Safe Harbor Statement
This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934. You can identify these forwardlooking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the Company’s offering circular, dated November 27, 2019 and filed by us with the Securities and Exchange Commission (the “Commission”) on November 27, 2019 (the “Offering Circular”), as such factors may be updated from time to time in the Company’s subsequent filings with the Commission, which are accessible on the Commission’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in the Company’s filings with the Commission. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.